December 6, 2013

VIA EDGAR

Mr. Justin Dobbie

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Adecoagro S.A.

Amendment No. 1 to Registration Statement on Form F-3

Filed October 23, 2013

File No. 333-191325s

Dear Mr. Dobbie:

On behalf of Adecoagro S.A. (“Adecoagro” or the “Company”), a corporation organized under the laws of Luxembourg, we are filing electronically on EDGAR for review by the Staff of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-3 filed by the Company on September 24, 2013 as amended by Amendment 1 to the Registration Statement filed by the Company dated October 23, 2013, (the “Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporate Finance of the Commission contained in your letter to Mariano Bosch of the Company on November 4, 2013.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in your November 4, 2013 comment letter, and is followed by the corresponding response of the Company. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Exhibit 5.1

1. Please refer to the fourth numbered paragraph and the language “we have assumed that all copies of documents that we have revised conform to the originals, that all originals are genuine, accurate, complete and up to date.” Please have counsel delete the phrase “up to date” as it is inappropriate to assume material facts underlying counsel’s opinion of facts that are readily ascertainable.

The Staff’s comment is duly noted. We have included a revised Exhibit 5.1 to deleting the phrase “up to date.”

2. We note your response to our prior comment 3 and reissue. Please refer to the ninth numbered paragraph and the language “and the Luxembourg courts shall have exclusive jurisdiction thereon.” Please have counsel delete this inappropriate jurisdictional limitation or, alternatively, provide us with the legal basis under U. S. federal securities laws for the inclusion of this language. In this regard, please refer to the jurisdictional provisions of the U. S. federal securities laws and any applicable case law that supports the inclusion of this language. Additionally, please have counsel explain to us why this language does not explicitly or implicitly limit the condition reliance by purchasers in the offering.

The Staff’s comment is duly noted. We have a revised Exhibit 5.1 deleting the language referenced by the staff.

*****

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 2 to the Registration Statement. If I can be of any assistance during the staff’s review of the Registration Statement, please contact me, collect, by telephone at (212) 659-4970 or by facsimile at (212) 884-9547. I can also be reached by e-mail at frank.vivero@haynesboone.com.

Very truly yours,

/s/ Frank Vivero
Frank Vivero

Copy:	Mariano Bosch (Adecoagro)
Emilio Gnecco (Adecoagro)

2